UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03779	                              10/31/2005

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH Trust
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4. Address of principal executive office (number,street,city,state,zip code):



40 Water Street, Boston, MA  02109
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT












REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Trustees of:

BBH U.S. Money Market Portfolio,
BBH Inflation-Indexed Securities Fund (a series of BBH Fund, Inc.),
BBH International Equity Fund (a series of BBH Fund, Inc.),
BBH Tax-Efficient Equity Fund (a series of BBH Fund, Inc.),
BBH Broad Market Fixed Income Fund (a series of BBH Fund, Inc.),
BBH Tax Exempt Money Fund (a series of BBH Trust),
BBH Tax Free Short/Intermediate Fixed Income Fund (a series of BBH Trust) and
BBH U.S. Treasury Money Fund (a series of BBH Trust):

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH Money Market Portfolio, BBH Fund, Inc. (composed of BBH Inflation-Indexed Securities Fund, BBH International Equity Fund, BBH Tax-Efficient Equity Fund, and BBH Broad Market Fixed Income Fund) and BBH Trust (composed of BBH Tax Exempt Money Fund, BBH Tax Free Short/Intermediate Fixed Income Fund and BBH U.S. Treasury Money
Fund) (collectively, the "Funds") complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2005 and with respect to agreement of security purchases and sales for the period from August 31, 2005 (date of our last examination) through October 31, 2005:

1.  Confirmation of all securities held in book entry form by The
Depository Trust Company, Morgan Guaranty Trust Company of New York and various Sub-custodians;

2. Confirmation of all securities that are hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents without prior notice to management;

3. Reconciliation of all such securities to the books and records of the Company and the Custodian;

4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Brown Brothers Harriman records; and

5. Agreement of a sample of security purchases and security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of October 31, 2005 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors or Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

October 25, 2006
Boston, Massachusetts










Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of BBH U.S. Money Market Portfolio, BBH Fund, Inc. (composed of BBH Inflation-Indexed Securities Fund, BBH International Equity Fund, BBH Tax-Efficient Equity Fund, and BBH Broad Market Fixed Income Fund), and BBH Trust (composed of BBH Tax Exempt Money Fund, BBH Tax Free Short/Intermediate Fixed Income Fund, and BBH U.S. Treasury Money
Fund) (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2005, and from August 31, 2005 through October 31, 2005. Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2005 and from August 31, 2005 through October 31, 2005, with respect to securities reflected in the investment accounts of the Funds.

ON BEHALF OF:
BBH U.S. Money Market Portfolio
BBH Inflation-Indexed Securities Fund (a series of BBH Fund, Inc.)
BBH International Equity Fund (a series of BBH Fund, Inc.)
BBH Tax-Efficient Equity Fund (a series of BBH Fund, Inc.)
BBH Broad Market Fixed Income Fund (a series of BBH Fund, Inc.)
BBH Tax Exempt Money Fund (a series of BBH Trust)
BBH Tax Free Short/Intermediate Fixed Income Fund (a series of BBH Trust) BBH U.S. Treasury Money Fund (a series of BBH Trust)



Charles H. Schreiber
Treasurer and Principal Financial Officer
BBH Trust, BBH Fund, Inc., and BBH U.S. Money Market Portfolio


John A. Nielsen
President
BBH Trust, BBH Fund, Inc., and BBH U.S. Money Market Portfolio